Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE FOR RENEWAL

AND REVIVAL OF CHARTER

OF

UNIVERSAL TANNING VENTURE, INC.

The corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1.	The name of this corporation is UNIVERSAL TANNING VENTURE, INC.

2.	Its registered office in the State of Delaware is located at 108 West 13th Street, Wilmington, New Castle County, Delaware, 19801 and the name of its registered agent is Business Filings International, Inc.

3.	The date of filing of the original Certificate of Incorporation in Delaware was January 4, 2002.

4.	The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February, 2005, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5.	This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March, 2005, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer hereunto set his/her hand to this certificate this 23rd day of June, 2006.

By:	/S/ GLEN WOODS
Name:	GLEN WOODS
Title:	PRESIDENT